AMEX: ROY	NR 07-05
TSX: IRC	February 21, 2007

INTERNATIONAL ROYALTY ENTERS AGREEMENT TO ACQUIRE ENERGY-RELATED SAND ROYALTY

DENVER, COLORADO – February 21, 2007 - International Royalty Corporation (AMEX: ROY, TSX: IRC) (the "Company"or “IRC”) reports that it has entered into an agreement to acquire a royalty (the “Royalty”) on the Legacy Sand Project (“Legacy”) in Nance County, Nebraska for US$12.0 million.  Legacy is a new operation which is expected to produce a range of high-quality proppant or “frac” industrial sand products beginning in the first quarter of 2007 to take advantage of the rapid expansion of gas exploration and development drilling in North America.  Since 2000, increasing demand has created a tight supply situation for these unique, high-quality sands which are expected to continue to be in high demand. During the primary term (years 1 through 12) the Royalty will pay US$4.75 per ton on the first 500,000 tons per year produced and sold from the operation.  This is expected to generate annual revenues to IRC of US$2.4 million. After year 12, Legacy will pay a 2.0% gross royalty on all production with no tonnage cap.

The seller will have the option in year 21 to re-purchase the Royalty under predetermined terms. The Royalty has a projected life of more than thirty years. The Company expects to execute final documentation and close the transaction on or around February 28, 2007, with the first quarterly payment expected in the third quarter of 2007.

Douglas B. Silver, Chairman and CEO of IRC stated “Acquisition of the Legacy royalty offers IRC shareholders a very unique opportunity for participating in the rapidly growing natural gas exploration industry.  We are excited to be involved with such a long-life, high-quality mineral asset operated by a top-caliber processing and marketing team.”

International Royalty Corporation

International Royalty Corporation (IRC) is a global mineral royalty company. IRC holds over 60 royalties including an effective 2.7% NSR on the Voisey's Bay mine, a sliding-scale NSR on the Pascua gold project, and a 1.5% NSR on more than 3.0 million acres of gold lands in Western Australia . IRC is senior listed on the Toronto Stock Exchange (TSX:IRC) as well as the American Stock Exchange (AMEX: ROY ).

This press release has been reviewed by Ken Santini, a qualified person for the purposes of National Instrument 43-101.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

For further information please contact:

Jack Perkins, Investor Relations: (303) 991-9500

Douglas B. Silver, Chairman and CEO: (303) 799-9020

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com

Some of the statements contained in this release are forward-looking statements, such as IRC's expectation that the Legacy Sand Project will produce at least 500,000 tons of sand on an annual basis, demand for high quality sands, IRC’s annual royalty revenues, and the timing of the first quarterly royalty payments. Actual results and developments may differ materially from those contemplated by such forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on any forward-looking statements.

Material Assumptions:

- Contracts to sell the sand are successfully arranged.

- The operator can produce the necessary materials at the design and delivery specifications.

- The operator will perform as designed, and according to the schedule reviewed during due diligence.